Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the three and nine months ended September 30, 2008 and 2007
(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim unaudited consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

YUKON-NEVADA GOLD CORP.

Consolidated Balance Sheets
(Unaudited)
(In thousands of US dollars)

	September 30,	December 31,
	2008	2007
		(Audited)

Assets

Current assets:
Cash	$2,301	$41,104
Marketable securities	-	173
Accounts receivable and prepaid expenses	2,301	7,778
Inventories (note 4)	28,264	37,995
Future income taxes	895	1,453
	33,761	88,503
Restricted funds (note 5)	28,948	36,669
Property, plant and equipment (note 6)	97,424	81,809
Mineral properties (note 7)	46,768	88,212
Other assets (note 8)	923	974

	$207,824	$296,167

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$29,497	$15,273
Payable on purchased ore	8,257	18,847
	37,754	34,120
Other long-term liabilities	511	1,148
Asset retirement obligations	27,722	26,528
Future income taxes (note 10)	8,805	28,527
	74,792	90,323

Shareholders’ equity:
Share capital (note 11(b))	202,633	184,720
Warrants (note 11(c))	20,755	20,603
Contributed surplus (note 11(d))	9,001	8,092
Accumulated other comprehensive income (note 11(e))	2,273	2,273
Deficit	(101,629)	(9,844)
	133,033	205,844
Going concern (note 1)
Commitments and contingencies (note 17)
Subsequent events (note 18)

	$207,825	$296,167

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Graham C. Dickson"	Director	"R.J. MacDonald"	Director

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Operations
(Unaudited)
(In thousands of US dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30		September 30,
	2008	2007	2008	2007

Gold sales	$17,162	$26,236	$46,724	$26,236
Cost of gold sold	20,606	18,757	55,477	19,683

Gross margin - mining operations	(3,444)	7,479	(8,753)	6,553

Temporary shutdown costs (note 12)	-	-	7,857	-
Depreciation, depletion, and amortization	2,890	3,891	7,885	3,979
Accretion	532	340	1,595	449

(Loss) income from mine operations	(6,866)	3,248	(26,090)	2,125

Impairment of mineral properties (note 7)	69,407	-	69,407	-
General and administration (note 9)	1,097	1,191	3,528	2,902
Stock-based compensation	-	3,395	1,056	5,518

Loss from operations	(77,370)	(1,338)	(100,081)	(6,295)

Other income (expense):
Interest and other income	1,834	998	3,320	1,507
Gain (loss) on forward sales	2,549	-	(1,353)	-
Restructuring charges (note 13)	(4,532)	-	(4,532)	-
Foreign exchange gain (loss)	161	1,021	(104)	662
Interest expense	(95)	(134)	(681)	(177)
	(83)	1,885	(3,350)	1,992

(Loss) income before taxes	(77,453)	547	(103,431)	(4,303)

Income tax (expense) recovery	252	-	11,646	-

Net (loss) income	$(77,201)	$547	$(91,785)	$(4,303)

Loss per share, basic and diluted	$(0.42)	$0.00	$(0.51)	$(0.04)

Weighted average number of shares
outstanding
– basic	185,450,430	169,622,435	180,860,727	103,434,796
– diluted	NA	170,555,432	NA	NA

Consolidated Statements of Deficit
(Unaudited)
(In thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30,
	2008	2007	2008	2007
Deficit, beginning of period	$(24,428)	$(12,795)	$(9,844)	$(7,945)

(Loss) income for the period	(77,201)	547	(91,785)	(4,303)

Deficit, end of period	$(101,629)	$(12,248)	$(101,629)	$(12,248)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(In thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30,
	2008	2007	2008	2007
Net (loss) income	$(77,201)	$547	$(91,785)	$(4,303)

Foreign exchange adjustment	-	-	-	2,599

Comprehensive (loss) income	$(77,201)	$547	$(91,785)	$(1,704)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash (used in) provided by:

Operations
Net (loss) income	$(77,201)	$547	$(91,785)	$(4,303)
Reclamation payments	-	-	195	-
Items not involving cash:
Depreciation, depletion, and amortization	2,890	3,891	7,885	3,979
Accretion	532	340	1,595	449
Impairment of mineral properties	69,407	-	69,407	-
Stock-based compensation	-	3,395	1,056	5,518
Gain on disposal of assets	(1,274)	-	(1,334)	-
Unrealized gain on forward sales	(3,162)	-	(952)	-
Future income tax expense (recovery)	(285)	-	(11,678)	-
Unrealized foreign exchange (loss) gain	71	(621)	324	(621)
	(9,022)	7,552	(25,287)	5,022
Change in non-cash working capital	(4,929)	(16,649)	12,529	(19,896)
	(13,951)	(9,097)	(12,758)	(14,874)

Investing
Acquisition of Queenstake, net of cash
acquired of $2,450 (note 2)	-	-	-	(233)
Restricted funds	21,334	(816)	6,711	4,781
Marketable securities	-	49	172	1,093
Mineral property expenditures	(7,070)	(8,262)	(28,636)	(14,592)
Deferred acquisition costs	-	-	-	(111)
Purchase of property, plant and equipment	(4,714)	(2,347)	(25,358)	(2,961)
Proceeds from sale of assets	4,008	-	4,205	-
	13,558	(11,376)	(42,906)	(12,023)

Financing
Due to related parties	-	-	-	(11)
Decrease in notes payable	-	(78)	-	(8,190)
Capital lease obligations	(1,559)	-	(2,021)	-
Common shares issued for cash	-	-	19,901	69,388
Share issue costs	(10)	(49)	(995)	(3,870)
Common shares issued upon exercise
of shareholder warrants	-	928	-	7,654
Common shares issued upon exercise
of agents’ options and warrants	-	265	-	744
Common shares issued upon exercise
of stock options	-	-	209	518
	(1,569)	1,066	17,094	66,233

Effect of exchange rate changes on cash	4	1,044	(233)	5,081

(Decrease) increase in cash	(1,958)	(18,363)	(38,803)	44,417

Cash, beginning of period	4,259	67,122	41,104	4,342

Cash, end of period	$2,301	$48,759	$2,301	$48,759

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

1.	Nature of operations:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold is currently being produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During the three months ended September 30, 2008 the Company determined that under current conditions the Jerritt Canyon mine was not economic, and accordingly the mine was shutdown on August 8, 2008. The company currently does not have persuasive evidence that the capitalized costs associated with the mineral properties can be recovered. Accordingly, management has written off all costs related to the property, for a total of $69.4 million.

Subsequent to the mine closure, the Company has been working to recommence toll mining at the Jerritt Canyon site and believes the property, plant, and equipment costs can be fully recovered through a combination of toll mining and possibly eventual use at the Ketza River property.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	Business combination:

Effective June 20, 2007 the Company acquired 100% of the outstanding common shares of Queenstake. This business acquisition has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree. These consolidated financial statements include 100% of Queenstake’s operating results for the period from June 20, 2007.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

The purchase price was calculated as follows:

Purchase price:
Share consideration (58,436,531 shares at C$1.62 per share)	$89,049
Fair value of share purchase warrants and stock options	1,944
Acquisition costs	2,683
$93,676

The final purchase price allocation, determined in the three months ended June 30, 2008, is as follows:

	December 31,	Purchase Price	September 30,
Net assets acquired:	2007	Adjustments	2008
Cash	$2,450	$–	$2,450
Accounts receivable and prepaid expenses	3,764	–	3,764
Marketable securities	32	–	32
Inventories	21,809	–	21,809
Restricted funds	27,589	–	27,589
Property, plant and equipment	79,868	1,558	81,426
Mineral properties	44,733	1,008	45,741
Other assets	1,110	–	1,110
Accounts payable and accruals	(45,498)	(7,122)	(52,620)
Future income taxes	(17,419)	4,556	(12,863)
Long-term liabilities	(24,762)	–	(24,762)
	$93,676	–	$93,676

The change in the purchase price allocation arises from adjustments to the tax assets and liabilities that were acquired with the Queenstake purchase.

3.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2007, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

(a) Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership at September 30, 2008 are as follows:

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company – Joint Venture	50%

(b)	Capital management disclosures:

Effective January 1, 2008 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures. The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. Disclosure requirements pertaining to this section are in note 15.

(c)	Financial instruments:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (section 3862) and CICA Handbook Section 3863 – Financial Instruments — Presentation (section 3863). Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 16. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.

(d)	Inventories:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This section provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. This section also provides guidance on the reversal of write-downs previously taken and introduces the requirement for the allocation of overhead cost based on normal capacity.

Further upon adoption of this standard, the Company changed its valuation of materials and supplies from the lower of average cost and replacement cost, net of a provision for obsolescence with respect to identified inventory items, to the lower of average cost and net realizable value. The adoption of this standard had no impact on the financial statements.

(e)	Investment in joint venture:

The Company conducts a portion of its exploration business through the joint venture Yukon-Shaanxi Mining Company (YSMC). The joint venture is bound by a contractual agreement which establishes the joint control for each of the venturers. The Company records its proportionate share of the joint ventures assets, liabilities, revenues and operating costs.

As at September 30, 2008, the Company recorded $1.5 million in assets from YSMC and a nominal amount of interest income.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

4.	Inventories:

	September 30,	December 31,
	2008	2007
Finished goods	$247	$7,749
Stockpiled ore	2,217	1,827
Purchased ore	17,872	21,408
Work-in-process	2,375	2,962
Materials and supplies	5,553	4,049
	$28,264	$37,995

Included in cost of gold sold and depreciation, depletion, and amortization expense on the statement of loss are total inventory related costs of $3.4 million (2007 – $7.7 million) and $1.7 million (2007 – $0.1 million), respectively. During the quarter the Company recorded an impairment of $1.1 million (2007 – nil) on finished goods, stockpiled ore, and work-in-process based on their net realizable value.

5.	Restricted funds:

	September 30,	December 31,
	2008	2007
AIG commutation account	$25,090	$26,970
Cash restricted for future exploration in Canada	267	5,485
Water use license letter of credit	2,902	3,114
Other restricted cash	689	1,100
	$28,948	$36,669

The Company has received confirmation subsequent to the events of September that, despite the significantly weakened position of the AIG parent company, the commutation account assets are held within a fully liquid subsidiary, AIG Commercial Insurance, and there is currently no concern on the recoverability of these funds.

A total of $13.3 million of cash is required to fund future exploration under the terms of the flow through share subscription agreements signed in May 2008, however only $0.3 million of cash on hand was available due to the use of cash on non-flow through expenditures during the three months ended September 30, 2008. The Company is obligated to fund the remaining $13 million of expenditures by December 31, 2009.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

6.	Property, plant and equipment:

	September 30, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Jerritt Canyon
mine, USA	$97,024	$651	$96,373	$84,948	$4,306	$80,642
Ketza River
project, Canada	1,643	689	954	1,533	415	1,118
Corporate and
other, Canada	184	87	97	114	65	49
	$98,851	$1,427	$97,424	$86,595	$4,786	$81,809

7.	Mineral properties:

	September 30, 2008				December 31, 2007
	Cost	Cost non-	Accumulated	Net book	Cost	Cost non-	Accumulated	Net book
	depletable	depletable	depletion	value	depletable	depletable	depletion	value

Jerritt Canyon
mine, USA	$–	$–	$–	$–	$9,551	$46,782	$2,085	$54,248
Ketza River project,
Canada	–	44,709	–	44,709	–	32,129	–	32,129
Silver Valley project,
Canada	–	1,334	–	1,334	–	1,297	–	1,297
Arizona project,
USA	–	589	–	589	–	519	–	519
Yukon-Shaanxi project,
Canada	–	117	–	117	–	–	–	–
Other Yukon and
BC projects, Canada	–	19	–	19	–	19	–	19
	$–	$46,768	$–	$46,768	$9,551	$80,746	$2,085	$88,212

(a)	Impairment of the Jerritt Canyon mine:

During the three months ended September 30, 2008, the Company determined that the costs associated with the current mine plan for Jerritt Canyon exceeded the projected cash flows due to the high labour and materials cost required to complete necessary infrastructure and improvements.

Although management remains confident in the long-term economics of the property, the Company currently does not have persuasive evidence, such as a profitable long term mine plan, to maintain the capitalized cost associated with the Jerritt Canyon mineral properties. Therefore, in compliance with accounting guidelines, the Company wrote down the mineral properties to their estimated fair value, which management determined to be the nil based on current market conditions. The impairment expense recorded during the quarter was $69.4 million. The impairment charge was a non-cash transaction. The following table illustrates the values used in the write-down of the Jerritt Canyon mineral properties.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

September 30,
2008

Fair Value assigned on the Acquisition	$44,306
Development spending	13,995
Value beyond proven and probable	13,713
Depletion of producing properties	(2,607)
Total Impairment	69,407

8.	Other assets:

	September 30,	December 31,
	2008	2007

Environmental Risk Transfer Program	$923	$974

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy. Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

9.	Related party transactions:

During the three and nine months ended September 30, 2008, the Company was charged a total of C$0.1 million for both periods combined (three and nine months ended September 30, 2007 - C$0.1 million and C$0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner in the firm. A portion of these fees are included in share issue costs and the remainder included under general and administrative expenses. In 2007, a portion of these costs were also included in the transaction costs associated with the Queenstake business combination.

10.	Future income taxes:

September 30,
2008
Future income tax liability, opening	$28,527

Non-capital loss carryforwards	(29,405)
Loss arising from impairment of mineral properties	(17,863)
Adjustments to acquisition tax assets and liabilities arising from final adjustments
to the Queenstake purchase price allocation	(4,556)
Adjustments to tax versus book value of assets	(1,277)
Renunciation of qualifying eligible expenditures under Canadian
flow-through share program	1,330
Impact of foreign exchange on Canadian dollar future income tax liability	(553)
Other	(537)
(24,334)
Valuation allowance on tax assets related to Queenstake	33,139
$8,805

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

The Company renounced C$4.5 million of qualifying exploration expenditures under the Canadian flow- through share program in March of 2008. The result of this renunciation was that the Cumulative Canadian Exploration Expenses pool of the Company was reduced and a liability for future income taxes was recorded on the date the renunciation was made.

11.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding are as follows:

In Thousands	Number
	of shares	Amount
Balance, December 31, 2007	175,133	$184,720

Flow-through shares issued, May 2008 private
placement (i)	10,050	19,901
Shares issued upon exercise of stock options	267	209
Fair value of stock options exercised	–	147
Flow-through share renunciation	–	(1,349)
Share issue costs	–	(995)
Balance, September 30, 2008	185,450	$202,633

(i)	On May 2, 2008, the Company closed a non-brokered private placement of 10.1 million flow- through shares at a price of C$2.00 per share.

(c)	Warrants:

The following warrants are outstanding as of September 30, 2008:

Units in Thousands		December 31,				September 30,
			2007				2008
	Expiry	Exercise	Number	Warrants	Warrants	Warrants	Number
	date	price	outstanding	exercised	expired	issued	outstanding

Shareholder warrants	January 16, 2009	1.80	1,000	–	–	–	1,000
Shareholder warrants	April 12, 2010	5.50	2,851	–	–	–	2,851
Shareholder warrants	June 20, 2012	3.00	21,176	–	–	250	21,426
			25,027	–	–	250	25,277

During the three months ended June 30, 2008 the Company issued 0.3 million warrants in connection with obtaining $4.5 million in short term financing which was subsequently repaid during the month of July. The fair value of $0.2 million, recorded in general and administration expense, was determined using the Black-Scholes pricing model as follows:

Risk-free interest rate	3.24%
Dividend yield	0%
Weighted average expected life	4
Volatility	96%

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

(d)	Contributed surplus:

Contributed surplus as of September 30, 2008 is comprised of the following:

Balance, December 31, 2007	$8,092

Stock-based compensation (i)	1,056
Transfer to share capital for exercise of stock options	(147)
$9,001

(i)	The Company issued the following stock options to employees and contractors during the nine months ended September 30, 2008:

	(a)	0.1 million options on February 22, 2008 with an exercise price of C$1.51, expiring on February 21, 2010.

	(b)	0.5 million options on March 28, 2008 with an exercise price of C$1.60, expiring on March 28, 2013.

	(c)	0.5 million options on June 19, 2008 with an exercise price of C$1.12, expiring on June 19, 2013.

The fair value of the stock options granted is included in stock-based compensation expense in the statement of operations and credited to contributed surplus.

The fair value of these options has been assigned a fair value using the Black-Scholes pricing model as follows:

Grant Date	February 22,	March 28,	June 19,
	2008	2008	2008

Risk-free interest rate	3.22%	3.35%	3.24%
Dividend yield	0%	0%	0%
Weighted average expected life of options	2	5	5
Volatility	70%	98%	96%

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

The following stock options are outstanding as of September 30, 2008:

		December 31,			September 30,
		2007		Stock	2008
		Number of	Stock	options	Number of
	Exercise	stock options	options	exercised/	stock options
Expiry date	price	outstanding	issued	expired	outstanding

April 13, 2010	0.60	880	–	–	880
October 1, 2010	0.60	1,092	–	117	975
January 25, 2011	0.82	370	–	230	140
March 28, 2011	1.06	75	–	–	75
December 12, 2011	2.25	75	–	–	75
January 5, 2012	2.77	1,275	–	25	1,250
April 3, 2012	1.61	55	–	–	55
June 25, 2012	1.63	450	–	220	230
July 5, 2012	1.58	450	–	450	–
August 10, 2012	1.74	3,410	–	610	2,800
September 14, 2009	2.10	300	–	–	300
August 17, 2008	3.70	10	–	10	–
May 12, 2010	2.15	345	–	345	–
August 23, 2010	2.15	10	–	10	–
April 6, 2011	4.20	516	–	516	–
July 27, 2008	3.85	145	–	145	–
June 20, 2008	5.70	72	–	72	–
July 5, 2009	5.70	66	–	66	–
October 25, 2009	5.70	49	–	49	–
May 3, 2010	2.25	50	–	50	–
November 13, 2012	1.70	40	–	–	40
March 28, 2013	1.60	–	500	300	200
June 19, 2013	1.12	–	500	500	–
		9,735	1,000	3,715	7,020

The following agents’ options are outstanding as of September 30, 2008:

		December 31,			September 30,
		2007		Agents’	2008
		Number of	Agents’	options	Number of
	Exercise	agents’ options	options	exercised/	agents’ options
Expiry date	price	outstanding	issued	expired	outstanding
June 20, 2009	2.10	1,799	–	–	1,799
February 22, 2010	1.51	–	50	–	50
		1,799	50	–	1,849

(e)	Accumulated other comprehensive income (loss):

	September 30,	December 31,
	2008	2007
Balance, beginning of year	$2,273	$(326)
Foreign exchange translation adjustments	-	2,599

	$2,273	$2,273

12.	Temporary shutdown costs:

On February 22, 2008 the Company temporarily suspended mining and processing operations at the Jerritt Canyon mine in order to upgrade and install several components within the mill and the mine facilities. Expenses incurred from this date through to the recommencement of commercial operations on April 30,

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

2008 were recorded either as capital or, if they were determined to be maintenance or support expenses, as part of temporary suspension costs.

13.	Restructuring charges:

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property, with a suspension of the milling operations occurring the following week. Due to the inadequate infrastructure which is causing high operating costs and low production, mining at the Jerritt Canyon Mine will be halted until further financing can be obtained to enable the Company to perform the necessary development and infrastructure work to support more cost-efficient ore extraction. The mill has been shut down temporarily and will recommence processing available stockpiles in the fourth quarter of 2008 and continue to pursue toll milling opportunities. The revised work program has resulted in a work force reduction of 394 employees, all located at the Jerritt Canyon location. The related restructuring charge of $4.5 million arises from the severance and vacation payouts due to former employees of the Company. As of September 30, 2008, the Company had paid $2.6 million of this obligation.

14.	Segmented information:

All of the Company’s operations are related to the gold mining industry. As of September 30, 2008 the Company had properties in various stages of development and exploration in Canada and the USA.

Assets and liabilities held by geographic location are follows:

	September 30,	December 31,
	2008	2007

Assets:
Canada	$53,805	$86,288
USA	154,019	209,879

	$207,824	$296,167

Liabilities:
Canada	$14,608	$12,200
USA	60,184	78,123

	$74,792	$90,323

15.	Capital Management:

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mineral properties and fund potential acquisitions and ongoing production in its Jerritt Canyon operations. To support these objectives the Company manages its capital structure and makes changes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and nine months ended September 30, 2008.

16.	Financial Instruments:

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company’s manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

	a)	Market risk:

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include foreign currency exchange risk, interest rate risk and commodity price risk.

		(i)	Currency risk:

The Company has integrated operations in Canada and is exposed to foreign exchange risk due to fluctuations in the Canadian currency. Foreign exchange risk arises from purchase transactions as well as financial assets and liabilities denominated in Canadian dollars.

The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

As at September 30, 2008, the Company is exposed to currency risk through its cash and cash equivalents, accounts receivable, restricted funds and accounts payable and accrued liabilities denominated in Canadian dollars as follows, based on notional amounts:

In thousands of CAD	September 30,	December 31,
	2008	2007
Cash and cash equivalents	$2,055	$39,756
Marketable securities	–	154
Accounts receivable and prepaid expenses	1,326	2,610
Restricted funds	3,623	8,704
Accounts payable and accrued liabilities	3,276	1,350

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

Based on the above net exposures as at September 30, 2008, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in an $8.1 million increase or decrease, respectively, in operating results and shareholder equity. These fluctuations in the Canadian dollar would not impair or enhance the Company’s ability to pay its foreign currency denominated expenses as these costs would be similarly impacted.

(ii)	Interest rate risk:

This is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest earned on excess funds while maintaining the liquidity necessary to fund daily operations. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

(iii)	Commodity price risk:

The profitability of the Company is directly related to the market price of gold because revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. The Company has not hedged any of its own gold production. Previously, forward sales contracts were entered into for gold produced under its current tolling arrangements with third parties. These forward contracts were recorded at fair value as they are not designated as hedging instruments, with gains and losses recorded in income. However, all forward contracts were settled during the three months ended September 30, 2008. For the three and nine months ended September 30, 2008, a 10% increase or decrease in the price of gold would have resulted in an increase and decrease of $1.7 million and $4.7 million, respectively, in gold sales.

b)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

(i) Cash and cash equivalents and marketable securities

The Company manages its credit risk on cash and cash equivalent balances and marketable securities by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA. Short-term investments (included in cash and cash equivalents as well as marketable securities) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

(ii)	Accounts receivables and prepaid expenses

Substantially all of the Company’s trade receivables are based in the US and are with a single counterparty. The Company has transacted with this counterparty for several years and there is no history of loss arising from receivable amounts.

The Company also maintains funds of $25.1 million, included in restricted funds (note 5), with a third party insurer with a Standard & Poor’s rating of AA+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

Other significant deposits and receivables are either held by or due from government agencies and relate to the funding of future closure costs at Jerritt Canyon or goods and services input tax credits. The Company does not have any receivables or deposits that would be considered impaired or otherwise uncollectible, therefore no allowance for doubtful accounts is required.

c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses for 60 days.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at September 30, 2008:

	Less than	1 to 2	Greater than
	3 months	Years	2 Years
Account payable and accrued
liabilities	$24,968	$–	$–
Payable on purchased ore	8,257	–	–
Capital lease obligations	82	624	135

17.	Commitments and contingencies:

Pursuant to a stop order received from the State of Nevada, Division of Environmental Protection, the Company is committed to the design and installation of a Calomel-based mercury emissions control system for improving the removal of mercury from the west and east roasters at the Jerritt Canyon mill facility. The total cost of installing and testing this system to the standards required within the stop order is estimated to be $1.1 million.

18.	Subsequent events:

On November 4, 2008 the Company announced the sale of up to 12.0 million equity units at a price of $0.05 per unit. Each Unit will consist of one common share (a "Share") and two series of share purchase warrants (the "Warrant"). The first warrant (the "Series "A" Warrant") can be exercised to purchase one common share at a price of $0.07 per share within 12 months of closing of the private placement and the second

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and nine months ended September 30, 2008

warrant (the "Series "B" Warrant) can be exercised to purchase a common shares at a price of $0.09 per share within 18 months of closing of the private placement.